News

FOR IMMEDIATE RELEASE
Bank of Montreal Announces Issuance by BMO Capital Trust
TORONTO, September 23, 2005 — Bank of Montreal today announced that BMO Capital Trust will issue $450 million in Trust Capital Securities — Series E (BMO BOaTS) on or about September 30, 2005. The bank expects that the BMO BOaTS will qualify as Innovative Tier 1 capital of the bank for regulatory purposes.
The BMO BOaTS have no maturity date, but are redeemable at the option of BMO Capital Trust commencing December 31, 2010. The indicated distribution on the BMO BOaTS will be 4.633% until December 31, 2015, and the Bankers’ Acceptance Rate (reset semi-annually) plus 150 basis points thereafter.
The proceeds from the issue will be used for general funding purposes and will enhance the cost effectiveness of the bank’s capital structure. BMO Nesbitt Burns is acting as lead underwriter on the issue.
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $290 billion as at July 31, 2005, and more than 34,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm, BMO Bank of Montreal, and through BMO Nesbitt Burns, one of Canada’s leading full-service investment firms. In the United States, BMO serves clients through Chicago-based Harris, an integrated financial services organization that provides more than 1.5 million personal, business, corporate and institutional clients with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1101
Investor Relations
Susan Payne, Senior Vice-President, susan.payne@bmo.com, (416) 867-6656
Steven Bonin, Director, steven.bonin@bmo.com, (416) 867-5452
Internet: www.bmo.com